UNITEDSTATES	OMB APPROVAL
SECURITIESANDEXCHANGECOMMISSION	OMB Number: 3235-0080
Washington, D. C. 20549	Expires: March 31, 2018
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FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIESEXCHANGEACTOF1934.

CommissionFileNumber 001-33491

Issuer: DXI Energy Inc.; Exchange: New York Stock Exchange Inc.
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Address: 598, 999 Canada Place, Vancouver British Columbia V6C 3E1 Canada; Phone number: 604-638-5054
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[  ] 17 CFR 240.12d2 -2(a)(1)

[  ] 17 CFR 240.12d2 -2(a)(2)

[  ] 17 CFR 240.12d2 -2(a)(3)

[  ] 17 CFR 240.12d2 -2(a)(4)

[  ] Pursuant to 17 CFR 240.12d2 -2(b), the Exchange has complied with its rules to strike the class of securities from listingand/or withdraw registration on the Exchange.1

[X] Pursuant to 17 CFR 240.12d2 -2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2 -2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, DXI Energy Inc. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

July 28, 2016	By	David Matheson	CFO
Date		Name	Title

_________________________________
1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d -1 as applicable. See General In structions.

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